Exhibit 99

FIRST FINANCIAL SERVICE CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

(Effective January 1, 2006)

Section 1 — PURPOSE

First Financial Service Corporation (the “Corporation”) hereby establishes this employee stock purchase plan (the “Plan”) for the benefit of its employees and the employees of its subsidiary, as set forth below.

The purpose of the Plan is to provide employees of the Corporation and its Subsidiaries with an opportunity to participate in the growth of the Corporation and to further align the interests of the employees with the interests of the Corporation through the purchase of shares of the Corporation’s common stock.  The Plan is intended to be an employee stock purchase plan under Section 423 of the Code (as defined below).

Section 2 — DEFINITIONS

For purposes of the Plan, the following terms shall have the meanings below unless the context clearly indicates otherwise:

2.1                                 “Board” means the Board of Directors of the Corporation.

2.2                                 “Common Stock” means the Corporation’s voting common stock, $1.00 par value per share.

2.3                                 “Code” means the Internal Revenue Code of 1986, as it may be amended from time to time.

2.4                                 “Committee” means the committee appointed by the Board, if any, pursuant to Section 6 to administer the Plan.  If no Committee has been appointed, Committee shall mean the Board.

2.5                                 “Compensation” means the Participant’s base salary plus any overtime and commissions, excluding cash bonuses.

2.6                                 “Eligible Employee” means any employee of the Corporation, or any Subsidiary that, with the approval of the Corporation, has elected to participate in this Plan, whose customary employment is more than twenty hours per week and more than five months in any calendar year.

2.7                                 “Offering Period” means an offering period set by the Board pursuant to Section 5.1 during which Eligible Employees may elect to purchase Common Stock under the Plan.

2.8                                 “Participant” means an Eligible Employee who has elected to participate in the Plan and who has not ceased participation herein.

2.9                                 “Subsidiary” means any entity in which the Corporation owns directly or indirectly 50% or more of the voting stock, as determined in accordance with Code Section 424(f).

Section 3 — ELIGIBILITY AND PARTICIPATION

3.1                                 Initial Eligibility.  An Eligible Employee may participate in the Plan for any Offering Period that begins after the Eligible Employee has completed 90 days of employment with the Corporation or a participating Subsidiary.

3.2                                 Limitation on Eligibility.  Notwithstanding Section 3.1, no Eligible Employee may participate in the Plan for an Offering Period if, upon the employee’s purchase of the largest amount of shares available to him for purchase during the Offering Period, the employee would own stock, and/or hold outstanding options to purchase stock, possessing 5% or more of the total combined voting power or value of all classes of stock of the Corporation (for purposes of this paragraph, the rules of Code Section 424(d) shall apply in determining stock ownership for any employee).

Section 4 — SHARES AVAILABLE UNDER THE PLAN

4.1                                 Shares Available.  Subject to adjustments pursuant to Section 4.3, the maximum number of shares of Common Stock that may be purchased under the Plan is 100,000.

4.2                                 Source of Shares.  Any shares of Common Stock issued under the Plan may be issued from authorized and unissued Common Stock or from any other proper source.

4.3                                 Adjustments in Authorized Shares.  In the event of a merger, reorganization, consolidation, recapitalization, reclassification, split-up, spin-off, separation, liquidation, stock dividend, stock split, reverse stock split, share repurchase, share combination, share exchange or other change in the corporate structure of the Corporation affecting the Common Stock, the Board may substitute or adjust the total number and class of shares of Common Stock or other stock or securities which may be issued under the Plan as it determines to be appropriate and equitable to prevent dilution or enlargement of the rights of Participants hereunder.  If any of the events referred to above occur, outstanding shares of Common Stock shall be treated like all other shares of Common Stock.

Section 5 — STOCK PURCHASES UNDER THE PLAN

5.1                                 Offering Periods.  The Board shall, from time to time in its discretion, designate Offering Periods with a duration of up to twelve months, during which all Eligible Employees may elect to purchase stock under the Plan.  The Board may designate a maximum number of shares of Common Stock that may be purchased by each Eligible Employee during the Offering Period or restrict purchases by Eligible Employees to a set percentage of Compensation, provided that no Participant shall be eligible to purchase Common Stock with a value in excess of $25,000 in any calendar year.  During each Offering Period, each Eligible Employee may elect to purchase Common Stock in accordance with the rules set by the Committee for that offering period.

5.2                                 Payroll Deductions.  The Committee may, in its discretion, allow or require Eligible Employees to purchase stock during an Offering Period by payroll deduction.  If payroll deduction is available during an Offering Period, an Eligible Employee shall signify his election to participate in the Plan for the Offering Period by completing a form provided by the Committee (the “Election Form”) and returning it to the Committee by the date indicated thereon.  No interest shall be paid on amounts withheld from a Participant’s pay during an Offering Period.

5.3                                 Purchase Price.

(a)                                  Purchases of Common Stock under the Plan shall occur on the last day of each Offering Period (the “Purchase Date”).  The purchase price (the “Purchase Price”) of each share of Common Stock will be 95% of the closing price of the Common Stock on the last day of the Offering Period, or the nearest prior business day on which trading occurred, on any established stock exchange or national market system, or the exchange with the greatest volume of trading in the Common Stock, for the nearest prior business day on which trading occurred.

(b)                                 If no closing trading price is listed on any of the dates referenced in Section 5.3(a), the Committee may determine the fair market value of the Common Stock on that date, on such basis as it deems appropriate.

5.4                                 Fractional Shares.  Fractional shares may be issued under the Plan.  Any accumulated payroll deductions which are not used to purchase shares will be returned to the Participant promptly after the last day of the Offering Period, without interest.

5.5                                 Issuance of Common Stock.  The purchase of Common Stock pursuant to the Plan will be effective as of the Purchase Date and the shares of Common Stock purchased will be deemed outstanding as of such date and will be registered in book entry form on the registration books maintained by the Corporation’s transfer agent.

5.6                                 Termination of Employment or Death of the Participant.  In the event a Participant ceases to be an employee of the Corporation or a Subsidiary (except in the case of transfer from one of such companies to another) for any reason, including death, prior to the end of an Offering Period, all amounts deducted by the Corporation from the Participant’s Compensation or otherwise paid by the Participant toward the purchase of Common Stock during the Offering Period and prior to the date of termination shall be used to purchase shares of Common Stock on the next Purchase Date.  Notwithstanding the preceding sentence, if a Participant was not an employee of the Corporation or a Subsidiary during the 90-day period preceding the Purchase Date, the Corporation shall return all amounts withheld from pay or paid to the Corporation for the purchase of Common Stock during the Offering Period and no Common Stock shall be issued to such Participant or the Participant’s heirs under this Plan.  In the event of a Participant’s death, the Common Stock to be issued under this Section 5.6, if any, and any other rights of the Participant with respect to an Offering Period, shall be issued to or exercised by the Participant’s surviving spouse, or if the Participant is not survived by a spouse, the Participant’s estate.

Section 6 — ADMINISTRATION

6.1                                 Governance.  This Plan shall be administered by the Board, provided that the Board may appoint a Committee to carry out its administrative duties under the Plan.  If a Committee is appointed by the Board, the following provisions shall apply.  The number of Committee members shall be determined by the Board.  The Board shall add or remove members from the Committee as the Board sees fit, and vacancies shall be filled by the Board.  The Committee shall select one of its members as the chairperson of the Committee and shall hold meetings at such times and places as it may determine.  The Committee may appoint a secretary and, subject to the provisions of the Plan and to policies determined by the Board, may make such rules and regulations for the conduct of its business as it shall deem advisable.  Unanimous written action of the Committee may be taken by its members, and actions so taken shall be fully effective as if taken by a vote of a majority of the members at a meeting duly called and held.  A majority of Committee members shall constitute a quorum for purposes of meeting.  The act of a majority of the members present at any meeting for which there is a quorum shall be a valid act of the Committee.

6.2                                 Committee to Interpret Plan.  Subject to the express terms and conditions of the Plan, the Committee shall have sole power to (i) construe and interpret the Plan; (ii) establish, amend or waive rules for its administration; and (iii) correct any inconsistencies in the Plan.

6.3                                 Exculpation.  No member of the Board or the Committee, nor any officer or employee acting on their behalf, shall be liable for actions, determinations or interpretations made in good faith with respect to the Plan.  All members of the Board and the Committee and each officer or employee of the Corporation acting on their behalf shall, to the extent permitted by law, be fully indemnified and protected by the Corporation with respect to any such action, determination or interpretation.

6.4                                 Decisions Binding.  All determinations and decisions made by the Board or the Committee pursuant to the provisions of the Plan shall be final, conclusive and binding on all persons, including the Corporation, its shareholders, Participants and their estates and beneficiaries.

Section 7 — NO ASSIGNMENT

No Participant may assign or transfer any rights under the Plan to any other person, nor delegate any duties of the Participant.  Any attempted assignment or delegation by the Participant is void and shall have no effect.

Section 8 — AMENDMENT, MODIFICATION AND TERMINATION

8.1                                 Right to Amend, Modify and Terminate.  The Board may, at any time, amend, modify or terminate the Plan.

Section 9 —  GENERAL PROVISIONS

9.1                                 Not a Contract of Employment.  Neither the Plan, nor any action taken under the Plan, shall be construed as conferring upon a Participant any right to continue as an employee of the Corporation or a Subsidiary.

9.2                                 Withholding.  The Corporation shall be entitled to take whatever steps it deems necessary to satisfy its federal, state and local taxes withholding obligations under applicable law, if any, with respect to the Plan.

9.3                                 Restrictions on Sale of Stock.  The Committee may require Participants receiving Common Stock under the Plan to represent to and agree with the Corporation in writing that the Participant is acquiring the shares for investment without a view to distribution thereof.  No shares shall be issued or transferred unless the Committee determines, in its sole discretion, that such issuance or transfer complies with all relevant provisions of law, including but not limited to, the (i) limitations, if any, imposed in the state of issuance or transfer, (ii) restrictions, if any, imposed by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder, and (iii) requirements of any stock exchange upon which the Corporation’s shares may then be listed.  The certificates for such shares may include any legend which the Committee deems appropriate to reflect any restrictions on transfer.

9.4                                 Governing Law.  To the extent not preempted by federal law, the Plan shall be governed by, and construed in accordance with, the laws of the Commonwealth of Kentucky without regard to its conflicts of laws rules.

9.5                                 Gender and Number.  Except where otherwise indicated by the context, reference to the masculine gender shall include the feminine gender, the plural shall include the singular and the singular shall include the plural.

9.6                                 Severability.  In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

9.7                                 Not a Shareholder.  No person entitled to purchase Common Stock with respect to an Offering Period hereunder will have any rights as a shareholder of the Corporation with respect to the Common Stock to be purchased during an Offering Period until such person has become the holder of record of such shares of Common Stock on the Corporation’s corporate records.

9.8                                 Headings.  The headings in this Plan have been inserted solely for convenience of reference and shall not be considered in the interpretation or construction of this Plan.

Section 10 — EFFECTIVE DATE AND TERM OF PLAN

The Plan shall be effective on the date (the “Effective Date”) when the Board adopts the Plan subject to approval of the Plan by the shareholders of the Corporation within 12 months after the Effective Date.  The Plan shall begin on the Effective Date and shall continue until all Common Stock authorized for issuance under Section 4 has been issued under the Plan or until the Board terminates the Plan, if sooner.

IN WITNESS WHEREOF, the Corporation has caused this Plan to be executed by the undersigned officer this 21st day of June, 2005.

FIRST FINANCIAL SERVICE CORPORATION

By:	/s/ B. Keith Johnson

Title:	President and CEO

Date:	June 21, 2005